

June 25, 2014

<u>Via E-Mail</u>
James D. Beatty
President
Mount Knowledge Holdings, Inc.
228 Park Avenue S #56101
New York, NY 10003-1502

> **Re: Mount Knowledge Holdings, Inc.
> Preliminary Information Statement on Schedule 14C
> Filed on June 17, 2014
> File No. 000-52664**

Dear Mr. Beatty:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Increase in Authorized Shares, page 1</u>

1.   Please revise your disclosure to discuss the possible anti-takeover effects of the effective increase in your authorized shares. Refer to Release No. 34-15230. Also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use the additional shares to resist or frustrate a third-party transaction. You should also address the newly available authorized shares that will be available after any prospective reverse stock split.

<u>Potential Effects of a Reverse Split, page 4</u>

2.   Please revise to clarify whether the board has discretion to implement the reverse stock split with respect to only one class of securities, i.e., common stock or preferred stock, or

whether the reverse stock split will apply to both classes of securities or not at all. To the extent the former is true, please expand your disclosure to discuss the impact on your security holders generally and the potential consequences to your common stockholders in particular.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Ji Kim, Attorney-Advisor, at (202) 551-3579 or, in her absence, the undersigned at (202) 551-3457 with any questions.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel